SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                   EDGE TECHNOLOGY GROUP, INC.
=================================================================
                        (Name of Issuer)


             Common Stock, par value $.01 per share
=================================================================
                 (Title of Class of Securities)


                           279869 10 1
================================================================
                         (CUSIP Number)

                     Victor B. Zanetti, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                        Dallas, TX  75201
                         (214) 761-2100
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          March 4, 2002
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 279869 10 1     13D/A                    Page 2 of 8

(1)  Name of Reporting Persons.            Sandera Partners, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        OO

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                   Texas

     Number of Shares    (7)  Sole Voting               3,060,357
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive          3,060,357
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                3,060,357
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                  18.6%[FN-1]
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN


------------------
FN-1 All ownership percentages identified in this Amendment No. 1 to Statement on Schedule 13D/A are based on 16,476,238 shares of common stock outstanding, determined by obtaining the sum of 16,385,143 shares, outstanding on December 27, 2001 (the record date reported by the Company in its Information Statement to Stockholders dated on or about January 4, 2002), plus the aggregate amount of shares issued by the Issuer as a result of the miscalculation of accrued interest and dividends on the Issuer's preferred stock at the time such preferred stock was converted into Common Stock on or about September 1, 2000.

CUSIP NUMBER 279869 10 1     13D/A                    Page 3 of 8


(1)  Name of Reporting Persons.           Glacier Capital Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             1,156,679[FN-2]
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        1,156,679[FN-2]
                              Power

(11) Aggregate Amount Beneficially Owned                1,156,679[FN-2]
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         7.0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO


------------------
FN-2 Reflects additional 15,400 shares of Common Stock issued to the Reporting Person by the Issuer to correct a miscalculation of the accrued interest on the Issuer's preferred stock which was converted to Common Stock on or about September 1, 2000.

CUSIP NUMBER 279869 10 1     13D/A                    Page 4 of 8


(1)  Name of Reporting Persons.            Summit Capital Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [ X ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                       0
                              Power
        Beneficially
                         (8)  Shared Voting             1,156,679[FN-3]
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive                  0
                              Power
           with:
                         (10) Shared Dispositive        1,156,679[FN-3]
                              Power

(11) Aggregate Amount Beneficially Owned                1,156,679[FN-3]
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         7.0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO


------------------
FN-3 Reflects additional 15,400 shares of Common Stock issued to the Reporting Person by the Issuer to correct a miscalculation of the accrued interest on the Issuer's preferred stock which was converted to Common Stock on or about September 1, 2000.

CUSIP NUMBER 279869 10 1     13D/A                    Page 5 of 8


ITEM 1.   SECURITY AND ISSUER.

     NOT AMENDED

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  NOT AMENDED

(b) and (c)    NOT AMENDED

(d) and (e)    NOT AMENDED

          (f)  NOT AMENDED

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Sandera:
-------

     Sandera is the beneficial owner of 3,060,357 shares of the Issuer's Common Stock (the "Shares"), 2,380,357 of which are currently outstanding and an additional 680,000 shares issuable upon conversion of a convertible note as described below.

     Shares Held Currently (2,380,357 shares)
     ---------------------

     Shares held directly by Sandera consist of 2,380,357 Shares which were acquired in a distribution from PurchasePooling Investment Fund through Catalyst Master Fund, L.P., a Cayman Islands exempted limited partnership ("Catalyst"), of which Sandera was the sole limited partner. The Shares were distributed to Sandera by Catalyst in redemption of Sandera's limited partnership interest in Catalyst.

     Shares Issuable Upon Conversion of Debt (680,000 shares)
     ---------------------------------------

     Pursuant to a letter agreement dated April 16, 2001 (the "Loan Agreement"), Sandera, as assignee of Catalyst, agreed to make advances of up to $1,500,000 in the aggregate to the Issuer. To evidence such advances, the Issuer issued to Catalyst, which was assigned to Sandera, a convertible promissory note, dated April 16, 2001, in the stated principal amount of $2,120,000 (the "Note"). The Note bears interest at the rate of 8% per annum and matures on March 31, 2002. Catalyst assigned the Note to Sandera effective December 28, 2001. All or any portion of the principal balance of the Note is convertible, at the option of the holder, currently Sandera, and at any time, into shares of the Issuer's Common Stock at an initial conversion price of $1.50 per share. As of December 28, 2001, an aggregate of $1,020,000 has been advanced under the Catalyst Note. The source of funds for the advances to the Issuer under the Note was the working capital of Catalyst. Pursuant to Rule 13d-3(d)(1)(i), Sandera is deemed to be the beneficial owner of 680,000 shares of the Issuer.

CUSIP NUMBER 279869 10 1     13D/A                    Page 6 of 8


Glacier and Summit:
------------------

     Glacier is the beneficial owner of 1,156,679 (which number includes 15,400 additional shares issued as a result of a prior miscalculation by the Issuer of accrued interest and dividends payable on the Issuer's preferred stock when such shares were converted into Common Stock, on or about September 1, 2000).

     Summit is the beneficial owner of 1,156,679 (which number includes 15,400 additional shares issued as a result of a prior miscalculation by the Issuer of accrued interest and dividends payable on the Issuer's preferred stock when such shares were converted into Common Stock, on or about September 1, 2000).

     The funds needed to acquire the shares beneficially owned by Glacier and Summit were derived from their working capital accounts as originally reported by Glacier and Summit on a prior
Statement on Schedule 13D dated and filed August 2, 1999, the disclosure of which is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     NOT AMENDED

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  NOT AMENDED

     (b)  NOT AMENDED

     (c) Transactions Within the Past 60 Days. On or about March 4, 2002, the Issuer directed its transfer agent to issue an additional 15,400 shares to each of Glacier and Summit, respectively, to correct the prior miscalculation in the accrued dividends and interest on the shares of the Issuer's preferred stock which Glacier and Summit, respectively, converted into shares of Common Stock on or about September 1, 2000. Except as otherwise noted, the Reporting Persons have not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

CUSIP NUMBER 279869 10 1     13D/A                    Page 7 of 8




     (d)  Certain Rights of Other Persons. Not applicable.

     (e)  Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.   CONTRACTS,    ARRANGEMENTS,   OR   UNDERSTANDINGS    OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     NOT AMENDED

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.    TITLE OF EXHIBIT
----------     ----------------

    A          Agreement regarding filing of Schedule
               13D (previously filed).





                    (Signature Page Follows)

CUSIP NUMBER 279869 10 1     13D/A                    Page 8 of 8



     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:     March 14, 2002.


               SANDERA PARTNERS, L.P.

               By:  Sandera Capital Management, L.P.,
                  its sole general partner

                  By:  Sandera Capital, L.L.C.,
                      its sole general partner

                     By:  /s/  J. KEITH BENEDICT
                        -------------------------------
                     Name:  J. Keith Benedict, its Vice President




               GLACIER CAPITAL LIMITED


               By:  /s/  JAMES E. MARTIN
                  -------------------------------------
                     James E. Martin, President



               SUMMIT CAPITAL LIMITED


               By:  /s/  JAMES E. MARTIN
                  -------------------------------------
                     James E. Martin, President






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).